                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

      (Mark One):

      |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year ended December 31, 2000
                                      -----------------


                                       OR

      |_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from

                                           ---------------    ---------------

                        Commission File Number 001-15951
                                               ---------

            A. Full title of the plan and the address of the plan, if different from that of the issuer named below: AVAYA INC. SAVINGS PLAN

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: AVAYA INC., 211 MOUNT AIRY ROAD, BASKING RIDGE, NEW JERSEY 07920

                                TABLE OF CONTENTS

                              DESCRIPTION                                PAGES
                              -----------                                -----

Report of Independent Accountants                                          1

Financial Statements:

  Statement of Net Assets Available for Benefits as of
   December 31, 2000                                                       2

  Statement of Changes in Net Assets Available for Benefits for the
   Three Months Ended December 31, 2000                                    3

Notes to Financial Statements                                             4-9

Supplemental Schedules

  Schedule of Assets (Held at End of Year)
   as of December 31, 2000                                                 10

Consent of Independent Accountants                                Exhibit 23.1

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Avaya Inc. Employee Benefits Committee


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Avaya Inc. Savings Plan (the "Plan") as of December 31, 2000 and the changes in net assets available for benefits for the three months ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Schedule of Assets (Held at End of Year) that accompanies the Plan's financial statements does not disclose the historical cost of certain nonparticipant directed plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York

June 28, 2001

                             AVAYA INC. SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 2000
                             (DOLLARS IN THOUSANDS)


                                                                             NON-PARTICIPANT
                                                                            DIRECTED EMPLOYEE
                                                            PARTICIPANT    STOCK OWNERSHIP PLAN
                                                             DIRECTED     ALLOCATED   UNALLOCATED     TOTAL

             ASSETS
               Investments in Group Trust, at fair value     $182,630     $     --     $     --     $182,630
               Participant loans receivable                    11,720           --           --       11,720
               Avaya Inc. common shares                            --       36,941          847       37,788
               Lucent common stock                                 --           --        3,806        3,806
               Fidelity cash portfolio                             --        1,585           45        1,630
                                                             --------     --------     --------     --------
                 Total investments                            194,350       38,526        4,698      237,574

               Participant contributions receivable             1,829           --           --        1,829
               Employer contributions receivable                   --          948           --          948
                                                             --------     --------     --------     --------
                 Total contributions receivable                 1,829          948           --        2,777

                    Total assets                              196,179       39,474        4,698      240,351
                                                             --------     --------     --------     --------

             LIABILITIES
               Note payable                                        --           --        2,624        2,624
               Accrued interest                                    --           --          158          158
                                                             --------     --------     --------     --------
                 Total liabilities                                 --           --        2,782        2,782
                                                             --------     --------     --------     --------
                    Net assets available for benefits        $196,179     $ 39,474     $  1,916     $237,569
                                                             ========     ========     ========     ========








         The accompanying notes are an integral part of these financial statements.

                             AVAYA INC. SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 2000
                             (DOLLARS IN THOUSANDS)


                                                                               NON-PARTICIPANT
                                                                              DIRECTED EMPLOYEE
                                                          PARTICIPANT       STOCK OWNERSHIP PLAN
                                                            DIRECTED       ALLOCATED    UNALLOCATED       TOTAL
                                                           ---------      ----------    -----------     ---------

ADDITIONS TO NET ASSETS ATTRIBUTABLE TO
  Contributions and transfers
    Participant contributions                              $   5,107      $      --      $      --      $   5,107
    Employer contribution                                         --             --          2,656          2,656
    Allocation of shares to participants                          --          2,656         (2,656)            --
    Interfund transfers of participants' balances, net           114           (114)            --             --
    Transfer of participants' balances from other
      plans                                                  245,492         81,376          9,218        336,086
                                                           ---------      ---------      ---------      ---------
                                                             250,713         83,918          9,218        343,849
                                                           ---------      ---------      ---------      ---------

  Investment income
    Interest                                                     573             27             --            600
    Dividend                                                      66             --             --             66
    Net depreciation in fair value of investments            (52,851)       (43,705)        (7,241)      (103,797)
                                                           ---------      ---------      ---------      ---------
                                                             (52,212)       (43,678)        (7,241)      (103,131)
                                                           ---------      ---------      ---------      ---------
       Total additions                                       198,501         40,240          1,977        240,718
                                                           ---------      ---------      ---------      ---------

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO
  Distributions to participants                               (2,316)          (765)            --         (3,081)
  Interest expense                                                --             --            (61)           (61)
   Administrative expenses                                        (6)            (1)            --             (7)
                                                           ---------      ---------      ---------      ---------
      Total deductions                                        (2,322)          (766)           (61)        (3,149)
                                                           ---------      ---------      ---------      ---------
         Net increase in net assets during the year          196,179         39,474          1,916        237,569
                                                           ---------      ---------      ---------      ---------
NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of period                                             --             --             --             --
                                                           ---------      ---------      ---------      ---------
  End of period                                            $ 196,179      $  39,474      $   1,916      $ 237,569
                                                           =========      =========      =========      =========




   The accompanying notes are an integral part of these financial statements.

                             AVAYA INC. SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.    PLAN DESCRIPTION

      GENERAL

      The Avaya Inc. Savings Plan (the "Plan" or "SP") is a defined contribution plan established as of October 1, 2000, by Avaya Inc. ("Avaya" or the "Company") to provide a convenient way for most non-management employees (e.g., employees whose pay is not defined at a monthly or annual rate and whose wages are subject to automatic wage progression) to save on a regular and long-term basis. In connection with the spin-off of Avaya Inc. from Lucent Technologies Inc. ("Lucent"), the assets and liabilities of the Lucent Technologies Inc. Long Term Savings and Security Plan (the "Lucent LTSSP") which related to Avaya employees and retirees were transferred to the Plan, effective October 1, 2000. The Plan's assets and liabilities were subsequently transferred to a master trust (the "Group Trust") managed by Fidelity Management Trust Company (the "Trustee"), effective October 1, 2000. The Group Trust consists of the assets of Avaya Inc. Savings Plan for Salaried Employees ("SPSE") and the Plan.

      The Plan is summarized in the Summary Plan Description which has been distributed to all participants. For a complete description of the Plan, participants should refer to the plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      ELIGIBILITY

      An eligible employee (generally an active employee with at least six months of service or an employee who meets the requirements for immediate eligibility) enters the Plan by authorizing a portability payroll contribution and directing the contribution among fifteen different funds of the Group Trust.

      CONTRIBUTIONS

      Employee contributions may be ("basic contributions") authorized from pay on the basis of weekly pay in $5 increments up to certain limits as defined in the plan document. A supplementary contribution may be authorized, if desired, consisting of a total of one or more $5 increments which, when added to the basic contribution, results in a total contribution of up to approximately 16% of the employee's basic weekly rate of pay. An employee may designate basic contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions in $5 increments. The Internal Revenue Code ("IRC") limits the maximum amount of an employee's contribution on a pre-tax basis to $10,500 in 2000. Pre-tax contributions to the Lucent LTSSP until September 30, 2000 must be added to participants' contributions to the Plan for this limit purpose.

                             AVAYA INC. SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.    PLAN DESCRIPTION (CONTINUED)

      The Plan includes a leveraged Employee Stock Ownership Plan ("ESOP") feature. In connection with the spin-off of Avaya from Lucent, the Plan assumed $5.3 million of debt for the purchase of common shares for the ESOP (see Note 4). Such shares are allocated to participants in respect of employer matching contributions under a formula set forth in the debt agreement; additional Company contributions may be required to satisfy employer matching obligations under the Plan. Upon completion of one year of service, the Company contributes to the ESOP on behalf of each of its participating employees an amount equal to 66-2/3% of the lesser of the amount actually contributed or the first 6% of the participant's eligible compensation, as defined. All participant contributions and earnings thereon are immediately vested and are not subject to forfeiture. Company matching contributions are vested upon the completion of five years of service in Avaya and its predecessors or upon the occurrence of certain prescribed events (i.e. death or disability), regardless of years of service. Company contributions will not be made with respect to supplementary contributions. Company contributions and related earnings in which a terminated participant is not vested are forfeited. These forfeitures can be offset against future Company contributions. At December 31, 2000, forfeited nonvested amounts totaled approximately $797. These amounts will be used to reduce future Company contributions.

      Each participant is entitled to exercise voting rights attributable to the Avaya and Lucent common shares allocated to the participant's account and is notified by the Trustee prior to the time such rights are to be exercised. The Trustee will vote any allocated common shares for which it does not receive voting instructions, as well as unallocated common shares, on the basis of the Trustee's independent judgment and in the best interest of the participant.

      PARTICIPANT LOANS
      Loans are available to all active participants in an amount not less than $1,000, up to a maximum of the lesser of $50,000 or 50% of the participant's vested account balance. Upon default as defined in the plan document, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. The term of each loan shall be for one year, two years, four years or fifty-six (56) months. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate in effect as of the last business day of the month before the month in which the loan was originated. The interest rate on outstanding loans was 9.50% at December 31, 2000. Principal and interest are paid through payroll deductions.

      DISTRIBUTIONS
      When a participant retires with a service pension from the Avaya Inc. Pension Plan or terminates employment because of disability, the entire vested amount in the participant's account can be distributed, at the participant's election, in a single payment or in annual retiree withdrawals as directed by the participant. If no distribution election is made by

                             AVAYA INC. SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.    PLAN DESCRIPTION (CONTINUED)

      the participant and the participant's account balance exceeds $3,500, the balance in the account will remain in the Plan until a later date but not beyond age seventy and one-half (70-1/2). When a participant dies, the entire amount in the participant's account is distributed in a single payment to the participant's beneficiary(ies).

      In the case of other termination of employment (where the participant is not entitled to retire on an immediate pension or does not terminate because of disability), a single distribution can be made of all vested amounts in the participant's account. However, if the amount to be distributed exceeds $3,500 and the participant does not request the distribution, the participant's account shall remain in the Plan and shall be distributed only at (1) the participant's request, (2) when the participant attains age seventy and one-half (70-1/2) through the payment of Minimum Required Distributions, as defined, or (3) upon the participant's death, whichever is earliest.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING
      The financial statements of the Plan are prepared under the accrual method of accounting.

      PAYMENT OF BENEFITS
      Benefits are recorded when paid.

      VALUATION OF INVESTMENTS
      The net asset value of the Plan's proportionate share of the Group Trust is calculated by the Trustee. The Trustee determines fair value of the underlying assets in the investment manager portfolios, taking into account values supplied by a generally accepted pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information. Investments in registered investment companies are stated at fair value as determined by quoted market prices. Investments in Avaya common shares and other securities listed on a national stock exchange are carried at fair value determined on the basis of the New York Stock Exchange closing price on December 31. Securities traded in over-the-counter markets and government obligations are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates). Participant loans receivable are valued at cost which approximates fair value.

                             AVAYA INC. SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      PURCHASES AND SALES OF INVESTMENTS
      Purchases and sales of investments are recorded on a trade-date basis.

      INVESTMENT INCOME
      Dividend income is recorded on investments held as of the ex-dividend dates. Interest income is recorded on the accrual basis.

      NET APPRECIATION IN FAIR VALUE OF INVESTMENTS
      The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of investments, which consists of the net realized gains or losses and the unrealized appreciation (depreciation) on those investments.

      USE OF ESTIMATES
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      RISKS AND UNCERTAINTIES
      Investments held by the Group Trust and the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.    TAX STATUS

      The Company believes that the Plan is designed and operated in compliance with the applicable sections of the IRC. Therefore, no provision for income taxes has been made.

4.    INDEBTEDNESS

      Upon the spin-off of Avaya from Lucent, the Plan assumed, effective October 1, 2000, $5.3 million of an existing Note Payable by issuing a promissory note payable to Avaya ("Avaya Note"). The existing Note Payable was split based on the allocation method defined in the Employee Benefits Agreement between Avaya and Lucent dated as of October 1, 2000.

                             AVAYA INC. SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


4.    INDEBTEDNESS (CONTINUED)

      The Avaya Note bears interest at 6.75% and has scheduled maturities on July 1, 2009 ($2.2 million) and on January 1, 2010 ($3.1 million). In 2000, the Plan prepaid $2.7 million and in the first half of 2001, the Plan has prepaid an additional $2.4 million of the note.

      The fair value of the Avaya Note amounting to $2.5 million at December 31, 2000, approximates carrying value and is estimated based on the quoted market prices of issues with similar terms and average maturities.

5.    TERMINATION PRIORITIES

      Although it has not expressed any intent to do so, the Company reserves the right under the Plan to terminate, alter, amend, or modify the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interests in such assets.

6.    PLAN EXPENSES

      Plan participants pay brokerage, investment manager and trustee fees and share the recordkeeping and other administrative costs of the Plan with the Company. Brokerage, investment manager, and trustee fees are generally reflected in the calculation of each fund's net asset value per unit.

7.    GROUP TRUST INVESTMENTS

      The Plan and the SPSE each have an undivided interest in the assets of the Group Trust. Investment income and the Plan's interest in the net assets of the Group Trust are allocated based on the participant balances within each fund for each plan. The Plan's interest in the Group Trust was 13% as of December 31, 2000.

                             AVAYA INC. SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


7.    GROUP TRUST INVESTMENTS (CONTINUED)

      A detail by general type of the interests in the Group Trust as of December 31, 2000 at fair value is as follows (dollars in thousands):


                                               TOTAL GROUP
      TYPE                                        TRUST
      ----                                     -----------
         At fair value
           Mutual funds                        $  580,230
           Common Stock                           300,802
           Common/collective trusts               203,151
           Interest bearing cash                   99,453
           U.S. Government securities               7,996
           Non-employer debt instruments            4,811
           Other                                    1,193
                                               ----------
                                                1,197,636
         At contract value
           Guaranteed investment contracts        182,145
                                               ----------
                                               $1,379,781
                                               ==========

      Investment income for the Group Trust for the three months ended December 31, 2000 is (dollars in thousands):

      Investment income

         Net depreciation in fair value of investments
           Common Stock                                    $(261,131)
           Other marketable securities and obligations       (54,357)
                                                           ---------
                                                            (315,488)

       Interest                                                1,672
       Dividends                                                  66
                                                           ---------
                                                           $(313,750)
                                                           =========

8.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

      The Group Trust and the Plan invest in common shares of Avaya and Lucent.

                             AVAYA INC. SAVINGS PLAN
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2000



        NAME OF ISSUER AND TITLE OF ISSUE                     DESCRIPTION                  COST         FAIR VALUE
        ---------------------------------                     -----------                  ----         ----------
          Interest in Group Trust                            Master Trust           $         --       $   182,630
          Lucent Common Stock                                Common Stock                     **             3,806
        * Avaya Common Stock                                 Common Stock                     **            37,788
          Fidelity Institutional Cash Portfolio         Common Collective Trust            1,630             1,630
        * Particpant loans receivable                             --                          --            11,720
                                                                                                       -----------
                                                                                                       $   237,574
                                                                                                       ===========

----------
 *    Party-in-interest
**    Historical cost is not available

                                   SIGNATURES

       THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                     Avaya Inc. Savings Plan
                                                --------------------------------
                                                   (Name of Plan)

Date: June 28, 2001                                   /s/ Susan Wong
                                                --------------------------------
                                                           Susan Wong
                                                Vice President - Global Benefits